October 2, 2008

Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404

Dear Ms. Blye,

We are in receipt of your letter dated August 15, 2008 referring to our 20-F for the year ended December 31, 2007, and requesting us to provide further information to the SEC on a supplemental basis, with respect to business dealings with Iran and Syria, two countries that are currently on the United States list of state sponsors of terrorism.  Since the referenced 20-F principally covered the financial years ending December 31, 2007, 2006 and 2005, we have focused our response on that period.

Compliance with U.S. Economic Sanctions and Export Controls

ABB has a comprehensive group-wide export control program and has established processes requiring that all exports, including those to Iran and Syria, are screened to ensure compliance with applicable U.S. and non-U.S. export control and sanctions regulations.  ABB’s U.S. subsidiaries do not conduct any business with or in Iran and Syria, and we believe that we comply with all U.S. economic sanctions and export controls regulations concerning Iran and Syria.

Business with Iran and Syria

For a list of the types of products and services that ABB subsidiaries have provided to Iran and Syria during the last few years, please refer to Annex 1 to this letter.  As noted above, these products and services have been provided by ABB subsidiaries that are located outside of the U.S. and are not subsidiaries of U.S. companies.  Some of the business ABB has done with or in Iran and Syria has been with a government entity within the country such as a national or regional utility.  ABB does not track the business it does with government entities in various countries like Iran and Syria separately from the business that it does with non-government entities.  Therefore, it would be difficult to determine the amount of business ABB has done with such governmental entities in recent years.  However, the total revenues and volumes of ABB orders with Iran and Syria during the last three years, which are set forth in Annex 2 to this letter, were quite small.

We expect our subsidiaries to do less business with Iran and Syria during the next 12-24 months than they have done during the last few years.  To the extent business transactions are entered into with either Iran or Syria we would expect those transactions to involve similar products and services to those that our subsidiaries have provided in the past to those countries.

Dual-use

Our core businesses sell products and systems for civil applications in the power and automation field.  The vast majority of our power and automation products and systems are designed for civil purposes only and have very limited potential for use in military applications.  Most of ABB’s products and services are not listed in the EU Control List for Dual Use Products or the U.S. Commerce Control List (if they are subject to the EAR then they are classified as EAR 99). The same is generally true for third party products forming part of systems and plants we supply.

Consistent with applicable export control regulations, we have established processes for the screening of exports of hardware, software or technology for (1) product-related export licensing requirements, (2) restricted end-uses and (3) prohibited parties and destinations.  The screening processes include reasonably checking products and systems for U.S. content and taking appropriate actions to comply with all applicable U.S. requirements.  In addition, on-site activities included in our scope of work, such as installation, commissioning, service, maintenance and upgrading often allow us to do post-shipment verification of end-uses to verify pre-shipment statements of end-use.

Conclusion

We trust you will find this letter responsive to your queries.

ABB acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

ABB Ltd

Diane de Saint Victor	Richard A. Brown
General Counsel	Assistant General Counsel

Annex 1

Based on our internal financial reporting system, the types of products and services that we supplied to Iran and Syria during the last few years were as follows:

IRAN

Cables & Cable accessories
Control Systems
Drives
High Voltage Products and Systems
Instrumentation and Analytical
Insulation Components
Low Voltage Products and Systems
Medium Voltage Products and Systems
Metallurgie Products
Motors & Generators
Network/Communication
Power Electronics
Power Generation Services
Power Protection & Automation Products
Robotics
Semiconductors
Substation
Substation Automation Products
Transformer Components
Transformers
Turbocharging

SYRIA

Drives
High Voltage Products and Systems
Instrumentation and Analytical
Low Voltage Products and Systems
Medium Voltage Products and Systems
Power Generation Services
Process Automation
Substations
Transformer Components
Transformers

Annex 2

Based on our internal financial reporting system, we estimate that our revenues and volume of orders in Iran and Syria for the years ended December 31, 2005 through December 31, 2007 were as follows:

	Amounts in millions of USD			Amounts as a % of ABB Group
Iran	2005	2006	2007	2005	2006	2007
Orders	125	99	134	0.56%	0.36%	0.39%
Revenues	104	140	128	0.5%	0.6%	0.44%

	Amounts in millions of USD			Amounts as a % of ABB Group
Syria	2005	2006	2007	2005	2006	2007
Orders	6	7	6	0.03%	0.03%	0.02%
Revenues	11	19	16	0.05%	0.08%	0.05%